May 1, 2020
VIA EDGAR AND Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, DC 20549

Attention:	Dale Welcome
Sisi Cheng

Re:
Avaya Holdings Corp.
Form 10-K for the Fiscal Year Ended September 30, 2019
Filed November 29, 2019
Form 10-Q for the Fiscal Quarter Ended December 31, 2019
Filed February 10, 2020
Form 8-K
Filed February 10, 2020
File No. 001-38289

Dear Mr. Welcome and Ms. Cheng:
Avaya Holdings Corp. (the “Company”, “We”, “us”, “our” or “Avaya”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 19, 2020, (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended September 30, 2019, filed with the Commission on November 29, 2019 (the "2019 Form 10-K"), the Company’s Form 10-Q for the quarterly period ended December 31, 2019 filed with the Commission on February 10, 2020 and Form 8-K filed with the Commission on February 10, 2020 (file no. 001-38289).
In this letter, we have recited the Staff’s comments in bold italics and have followed each comment with the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the First Amended and Restated Framework Agreement filed as Exhibit 10.1 to the Form 10-Q for the quarter ended December 31, 2019.
Form 10-K for the Fiscal Year Ended September 30, 2019
Note 5 – Fresh Start Accounting, page 87

1.	Please demonstrate to us how the reorganization value of your assets immediately before the date of confirmation was less than the total of all post-petition liabilities and allowed claims, as provided by ASC 852-10-45-19.
Response:
The reorganization value of our assets was $7.609 billion immediately prior to emerging from bankruptcy (as disclosed on page 88 of the 2019 Form 10-K) and the total of all post-petition liabilities and allowed claims was $10.290 billion (as disclosed on page 89 of the 2019 Form 10-K). In addition, the Company’s plan of reorganization did not change the nature of the assets pre- and post-emergence. For instance, no asset disposals and/or sales were conducted while the Company was in the bankruptcy proceedings or in connection with the plan of reorganization upon emergence from bankruptcy proceedings. Therefore, the reorganization value of the assets pre-emergence equals the reorganization value post emergence.

Note 12, Financing Arrangements, page 108

2.	We refer to your amended Term Loan Credit Agreement. Please tell us how you determined the amendment should be accounted for as a loan modification, including the result of your 10% cash flow test. Please refer to ASC 470-50-40-9 through 40-10 for guidance.
Response:
Management completed an analysis to assess if there was (i) a change in creditors or (ii) a substantial change in terms of debt (substantial is defined as a change or changes in which the present value of the cash flows under the amended or new debt is at least 10 percent different from the present value of the remaining cash flows under the original terms (i.e. 10% test)) pursuant to ASC 470-50-40-10. The Company performed its lender analysis and 10% test based on the institutional lender list in the loan syndication. For each lender that was the same under the initial term loan and amended term loan, the change in cash flows was less than 10% as a result of no change in the principal amounts and the old debt not carrying a prepayment penalty. Previous creditors with debt of $10,958,574 elected not to be included in the new Term Loans and these amounts were considered extinguished, resulting in recognition of $101,912 loss on extinguishment of debt included within interest expense. The loss on extinguishment represents the proportion of unamortized debt discount related to the extinguished debt, which was 0.376% of the $27.1 million unamortized debt discount at the time of the refinancing. The $7,000,000 of loans with new lenders was accounted for as a new debt issuance.
The following table provides a summary of the lender mix for the initial term loan and the amended term loan.

	Initial Term Loan	Amended Term Loan
Principal Balance	$2,917,687,500	$2,917,687,500

Summary of Lender Mix:
Same Lender - No Principal Change	$2,024,972,762	$2,024,972,762
Same Lender - Principal Changed	881,756,164	885,714,738
New Lenders	—	7,000,000
Lenders No Longer Participating	10,958,574	—
Total	$2,917,687,500	$2,917,687,500

% Original Loans Fully Extinguished	0.376%
% New Loans Added	0.240%

In summary, Avaya accounted for the principal amounts of the original debt as follows:

Principal amounts of debt before refinancing:
Modification	$2,906,728,926
Extinguished	10,958,574
Total	$2,917,687,500

Form 10-Q for the Fiscal Quarter Ended December 31, 2019
Note 5, Strategic Partnership, page 12

3.	In regard to your strategic partnership agreement with RingCentral, we have the following comments: •Please provide us with the journal entries you recorded to reflect the transaction.
Response:
The following journal entries were recorded in Q1 FY20 upon the closing of the transaction with RingCentral, Inc. (“RingCentral”):
•Please tell us how many shares of stock you received from RingCentral and how many share remain subsequent to your sale of shares.
Response:
The Company received 2,170,785 shares of RingCentral common stock at a fair value of $361 million as determined by RingCentral’s $166.30 share price. Subsequent to the Company’s sale of a significant portion of shares during Q1 FY20, the Company had 420,785 shares of RingCentral common stock remaining as of December 31, 2019.
•Please more fully explain to us how you intend to recognize revenue on the amounts recorded in contract liabilities at December 31, 2019, as it pertains to future fees and licensing rights, including the nature of such fees and licensing rights and the performance obligations that must be satisfied. Please cite the authoritative literature you intend to rely upon.
Response:
The Company has the following two distinct performance obligations related to the amount recorded in contract liabilities as of December 31, 2019:
1.Sale of Qualified Seats - Avaya in its capacity as Super Master Agent will be compensated for sales of Qualified Seats of Avaya Cloud Office through direct and indirect sales channels; and
2.Tier 1 Support for Avaya Cloud Office - Avaya will deliver Tier 1 Support to Avaya Cloud Office customers.

Performance Obligation	Allocation of Transaction Price Method	Revenue Recognition Model
Sale of Qualified Seat	Residual Method (ASC 606-32-34)	Point in Time as Product Revenue - Control of Qualified Seat complete upon initial customer activation (ASC 606-10-25-23)
Tier 1 Support	Expected Cost Plus a Margin	Over Time as Services Revenue - Tier 1 support service is delivered over time (ASC 606-10-25-27)

The Company will recognize revenue at a point in time for sales of Qualified Seats when the customer account is activated pursuant to ASC 606-10-25-23. Avaya will recognize revenue over time for Tier 1 Support as services are delivered for the duration of the customer contract for each Qualified Seat. The Company is acting as a Super Master Agent and will recognize fees for sales of Avaya Cloud Office on a net basis pursuant to ASC 606-10-55-39. The Company will use an expected cost plus a margin approach to estimate the standalone selling price for its Tier 1 support obligation. The residual approach will be used to allocate the remaining transaction price to the sale of qualified seats performance obligation pursuant to ASC 606-10-32-35.

The transaction price for these performance obligations is based on a pre-determined rate per Qualified Seat, which may be payable in cash or shares of RingCentral common stock or a combination thereof. Pursuant to ASC 606-10-32-6 the transaction price will be adjusted for variable consideration related to potential refunds or credits if a customer cancels its contract with RingCentral.

Additionally, the Consideration Advance to Avaya includes a Consideration Credit provision that requires Avaya to provide RingCentral a credit commencing on the receipt of the applicable amount of Consideration Advance, in an amount equal to 2.5% per annum of the daily outstanding Consideration Advance Balance. This Consideration Credit is deemed consideration payable to a customer pursuant to ASC 606-10-32-25 and will be accounted for as a reduction of the transaction price, and therefore, as a reduction to revenue.
Amounts recognized as revenue will be recorded as a reduction to the contract liability until the Consideration Advance is exhausted. The contract liability balance is allocated to short-term and long-term based on management’s best estimate of forecasted activity to be applied against the Consideration Advance over the next twelve-months.
The transaction with RingCentral includes the grant of an irrevocable and perpetual intellectual property license, whereby Avaya granted to RingCentral the exclusive license and right to certain patent and patent families for the Licensed Product. Upon transfer of control of the IP License rights in Q1 FY20, the Company recognized the product revenue and reduction to the contract liability balance.
Form 8-K filed February 10, 2020, Exhibit 99.1
4. In future filings, please revise:
•Your bullet point financial highlights to also present the corresponding GAAP measure related to Adjusted EBITDA with equal or greater prominence;

•Your additional key performance metrics to also provide the corresponding percentages of GAAP revenue, associated with product or services you have identified, with equal or greater prominence; and

•Your financial outlook guidance to also present the corresponding GAAP guidance with equal or greater prominence.

Response:
The Company confirms that in future earnings releases and other filings with the commission it will present with equal or greater prominence the most closely comparable GAAP measure to any non-GAAP measures included in the bullet point financial highlights of the release. In addition, in future earnings releases the Company intends to only provide key performance metrics using percentage of GAAP revenue as opposed to percentage of non-GAAP revenue. If the Company decides to again present key performance metrics utilizing non-GAAP revenue, it will also provide such calculations utilizing GAAP revenue with equal or greater prominence.

The Company would like to advise the Staff that due to the difficulty of predicting the timing and amount of certain of the reconciling items that impact adjusted EBITDA, including provision for income taxes, restructuring charges, net of sublease income, advisory fees, acquisition-related costs, change in fair value of warrants and gain (loss) on marketable securities, the Company relied on the “unreasonable efforts” exception provided in Item 10(e)(1)(i)(B) of Regulation S-K. As a result, the Company did not include reconciliations to net income in the financial outlook section of the earnings release because it is unable to calculate net income without unreasonable efforts.
        The Company has reviewed Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and advises that it will, in future filings/furnished earnings releases, revise the financial outlook guidance section to disclose the Company’s reliance on this “unreasonable efforts” exemption and identify the information that is unavailable and its probable significance in a location of equal or greater prominence in compliance with Item 10(e)(1)(i)(A) of Regulation S-K. Please see below the suggested addition to this section going forward:
“The Company has not quantitatively reconciled its guidance for adjusted EBITDA to its most comparable GAAP measure because certain of the reconciling items that impact adjusted EBITDA, including, provision for income taxes, restructuring charges, net of sublease income, advisory fees, acquisition-related costs, change in fair value of warrants and gain (loss) on marketable securities affecting the period, have not occurred, are out of the Company’s control, or cannot be reasonably predicted. Accordingly, reconciliations to the nearest GAAP financial measures are not available without unreasonable effort. Please note that the unavailable reconciling items could significantly impact the Company’s results.”
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If you have any further questions, please call me at +1 (908) 953-2402 or email me at kspeed@avaya.com.
Sincerely,
/s/ Kevin Speed
Kevin Speed
VP, Controller and Chief Accounting Officer

CC:	James M. Chirico, Jr. Kieran J. McGrath Shefali Shah
Avaya Holdings Corp.

Brett Nadritch
Milbank LLP

Ergun Genc
PricewaterhouseCoopers LLP